January 31, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Hanna T. Teshome

  Special Counsel

Re:	Cypress Semiconductor Corporation

Definitive 14A, Filed March 30, 2007

File No. 001-10079

Ladies and Gentlemen:

Cypress Semiconductor Corporation (the “Company” or “Cypress”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 18, 2007, relating to the Company’s definitive proxy statement pursuant to Regulation 14A filed on March 30, 2007 (the “Proxy”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

1. We note your response to prior comment 3. It does not appear that you have addressed in your response whether you intend to disclose the “Plan EPS” referred to in the formulas on page 34 and 35 of your proxy statement. We reissue prior comment 3 with respect to this target.

Item 402(b)(2)(vii) of Regulation S-K requires that a company disclose, if material, how specific forms of compensation are structured and implemented to reflect a named executive officer’s individual performance and/or individual contribution. As part of this, a company must identify the elements of individual performance and/or contribution that are taken into account. As such, to the extent material, you need to describe each of the Critical Success Factors, or CSFs, that were in place for each named executive officer.

In addition, you also need to disclose the specific targets for each CSF, unless the disclosure of those targets could cause you substantial competitive harm.

In that regard, for each specific target that you believe you have a basis to omit, please provide us with a more detailed analysis of how disclosure of the specific quantitative or qualitative measurements of the CSFs would result in competitive harm. Your response suggests that there may be a significant number of CSFs that you consider “Confidential CSFs,” yet your response only discusses a few examples on pages 10 and 11 of your response. Identify in your response letter the specific Confidential CSFs for each named executive officer and how a competitor could either use such information to cause you commercial harm or derive other information from such Confidential CSFs that could then be used to negatively impact the company. For example, referring to your discussion on page 11 of your response letter, identify the Confidential CSF related to certain strategies to increase revenue and specify how competitors could “make it much more difficult for Cypress to achieve its objectives.”

Notwithstanding the preceding paragraphs, in the event disclosure of Confidential CSFs in future filing would cause competitive harm such that you may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that in such future filings you will provide the additional and/or enhanced information included in section of your response following the caption “Probability of Achieving Critical Success Factors.”

Response:

As noted in the Proxy, our achievement against Plan EPS, or our consolidated non-GAAP EPS, was a component in the formula for determining KEBP payouts to our named executive officers in our 2006 fiscal year.

The quarterly and annual Plan EPS targets, our actual EPS achievement, and the percentage of achievement against plan for our 2006 fiscal year were as follows:

2006 Fiscal Year Period	Plan EPS	EPS Achieved	Percentage Achievement
1st Quarter	$0.07 per share	$0.07 per share	100%
2nd Quarter	$0.11 per share	$0.13 per share	118%
3rd Quarter	$0.17 per share	$0.16 per share	94%
4th Quarter	$0.23 per share	$0.15 per share	65%
Annual	$0.58 per share	$0.51 per share	88%

With respect to the Staff’s request that we describe each CSF for each named executive officer, and the specific CSF targets for each named executive officer, the CSFs generally fall into one or more of the following three categories: strategic, operational or financial.

T.J. RODGERS CSFs

For our president and chief executive officer, T.J. Rodgers, his annual CSFs included achieving an annual revenue target of $1.1 billion and the annual Plan EPS set forth above.

Mr. Rodgers’ quarterly CSFs included:

•	Achieving the quarterly Plan EPS set forth in the above chart.

•	Achieving quarterly revenue targets as follows:

2006 Fiscal Year Period	Plan Revenue
1st Quarter	$243.2 million
2nd Quarter	$260.0 million
3nd Quarter	$287.3 million
4th Quarter	$318.8 million

•	Preparing a succession and hiring plan to present to our Board of Directors, and

•	Preparing a new mission statement to present to our Board of Directors.

Mr. Rodgers’ other CSFs related to specific acquisition and divestiture goals, internal management projects, research and development initiatives and other strategic initiatives, the disclosure of which we respectfully submit to the Staff would give rise to significant competitive harm to Cypress and its stockholders, as we will discuss and analyze in greater detail later in this response.

BRAD BUSS CSFs

For Brad Buss, our executive vice-president, finance and administration and chief financial officer’s quarterly CSFs included:

•	Passing our Sarbanes-Oxley compliance review with no material weaknesses,

•	Attracting new long-term investors,

•	Improving certain business processes,

•	Preparing an overhead cost reduction plan for the 2007 fiscal year, and

•	Obtaining stockholder approval of a share increase to our employee stock purchase plan.

Mr. Buss’s other CSFs related to specific acquisition and divestiture goals, internal management projects, product strategic initiatives, the disclosure of which we respectfully submit to the Staff would give rise to significant competitive harm to Cypress and its stockholders, as we will discuss and analyze in greater detail later in this response.

PAUL KESWICK CSFs

Paul Keswick, our executive vice-president of new product development, had annual CSFs that included developing a five year revenue system that would provide a revenue forecast for any division or group at Cypress at any time in the next five years.

Mr. Keswick’s quarterly CSFs included:

•	Improving several Cypress business processes,

•	Developing and implementing a new research and development management system,

•	Developing and improving engineer training programs,

•	Developing metrics to help assess the performance of certain areas of Cypress’s business, and

•	Developing and executing various plans for 2007 product launches.

Mr. Keswick’s other CSFs related to specific research and development projects and improving targeted areas of Cypress’s business, the disclosure of which we respectfully submit to the Staff would give rise to significant competitive harm to Cypress and its stockholders, as we will discuss and analyze in greater detail later in this response.

CHRISTOPHER SEAMS CSFs

Christopher Seams, our executive vice-president, sales, marketing and operations’ quarterly CSFs included:

•	Achieving the same quarterly Plan EPS and revenue performance as described for Mr. Rodgers,

•	Developing a commission sales plan for our 2007 fiscal year,

•	Developing and implementing training programs for marketing employees, and

•	Developing and implementing programs to increase the customer base for specific product lines.

Mr. Seams’ other CSFs related to certain pricing, marketing and sales initiatives, the disclosure of which we respectfully submit to the Staff would give rise to significant competitive harm to Cypress and its stockholders, as we will discuss and analyze in greater detail later in this response.

NORMAN TAFFE CSFs

Norman Taffe, our executive vice-president, consumer and computation division, had annual CSFs to achieve an annual revenue target of $358.7 million for his division. Mr. Taffe also had CSFs to achieve an annual percentage of profits before taxes for his division.

Mr. Taffe’s quarterly CSFs included:

•	Analyzing the competitiveness of existing products and competing technical solutions,

•	Developing a strategy to properly address consumer demands,

•	Improving the business processes for certain product lines, and

•	Increasing the customer base for certain product lines.

Mr. Taffe’s other CSFs related to certain pricing, marketing, sales, development, merger and acquisition and management initiatives, the disclosure of which we respectfully submit to the Staff would give rise to significant competitive harm to Cypress and its stockholders.

CONFIDENTIAL TREATMENT ANALYSIS

With respect to our named executive officers’ CSFs relating to specific acquisition and divestiture goals, disclosing such CSFs would provide our competitors with an unfair advantage with respect to our strategic product and market planning, which would result in serious competitive harm to us and our stockholders. For example, in 2004, we acquired Sunpower Corporation for a total investment of approximately $130 million. Today, Sunpower Corporation is a publicly traded company with a market capitalization of approximately three billion dollars. Our 51% ownership of Sunpower is therefore worth over three billion dollars, which constitutes a significant portion of our total value. Had we disclosed our interest in Sunpower or the solar power market, our competitors might have used that information to find and purchase Sunpower before we could do so. Clearly, that would have resulted in a significant competitive harm to Cypress and its stockholders.

With respect to CSFs regarding divestitures, disclosing our desire to reduce or sell certain product lines would likely reduce the amount that we receive for the sale of those product lines, as buyers could then negotiate with full knowledge that our business plan included divesting those product lines. Such disclosure would also clearly result in significant competitive harm to Cypress and its stockholders as customers might prematurely switch to competitors and also cause employees to leave the Company. Such information could provide a roadmap to future strategic divestitures.

With respect to CSFs regarding internal management projects, disclosing those projects would give our competitors insights into how and where we are strengthening our business. This knowledge could aid competitors, for example, in recruiting away from us talented employees in areas that are critical to our business plan. It could also provide ammunition for our competitors in that they could use our disclosure of management improvement programs as a signal that our business is deficient in some areas. Our competitors who do not tie their bonus programs to attaining specific objectives, but instead provide bonuses based upon subjective evaluations, would have an unfair advantage in that they would not be disclosing their internal areas of strength or weakness. That would clearly result in significant competitive harm to Cypress and its stockholders.

With respect to product development and strategic initiative CSFs, disclosing our specific plans in that area would give rise to significant competitive harm. Cypress has many alternatives in developing and deploying product lines. Some of our research and development ideas are pursued and developed, others are not. Also, certain markets are pursued, and others are not. Disclosing our decisions in this regard would provide our competitors with an unfair advantage in that they would be privy to our business decisions about what markets and products we are likely to pursue. If our competitors know our planned projects in advance, they could then initiate competing projects, which may well detract from our market share when our products are ready to be sold. That would clearly result in significant competitive harm to Cypress and its stockholders.

With respect to pricing, marketing and sales initiatives CSFs, disclosing our specific plans in that area could give rise to significant competitive harm. Our competitors could use this information in their own pricing, marketing and sales programs to compete with us more effectively. For example, if we decided to invest in a major marketing and sales initiative in South America, our competitors, armed with that information, could deploy greater resources in that area to decrease our market share. That could significantly decrease our revenue, which could clearly result in significant competitive harm to Cypress and its stockholders.

PAY FOR PERFORMANCE

We believe our Key Employee Bonus Plan (KEBP) is commendable in that it directly ties bonus payouts to performance, or failure to achieve, strategic management objectives. The KEBP embodies pay for performance practices that are both important to our stockholders and consistent with our compensation philosophy. We respectfully note to the Staff that other issuers, who tie some or all of their bonus plan payouts to subjective evaluations of their named executive officers performance, are not required to disclose to the same degree, specific factors in such subjective determination of how their named executive officers performed. Similarly, our foreign-based competitors are not required to disclose their internal management objectives in such detail. It is unfair to require Cypress to disclose confidential information that could provide our competitors with a significant competitive advantage, while other companies, who either rely on subjective evaluations of performance or are not subject to SEC disclosure requirements, are not required to disclose the same level of detail.

FUTURE FILINGS

We also confirm to the Staff that, in the event disclosure of Confidential CSFs in future filings would cause competitive harm such that we may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, we will provide the additional and/or enhanced information included in section 3 of our earlier response following the caption “Probability of Achieving Critical Success Factors.”

2. We note your response to prior comment 5 and disagree with your proposed disclosure. Please revise this table in future filings to change the heading of column in question as indicated in our prior comment, provide the target amounts and provide an explanatory footnote that explains and identifies the amounts that have actually been paid.

Response:

In response to the Staff’s comment, we respectfully advise that in future filings, with respect to disclosure of non-equity incentive plan on the Grants of Plan-Based Awards table, we will revise the heading of the column to “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards,” provide target amounts and provide an explanatory footnote that explains and identifies the amounts that have actually been paid under our Key Employee Bonus Plan (KEBP) and the Performance Profit Sharing Bonus Plan (PPSP).

3. While we note your detailed response to our comments, please confirm that you will provide additional and/or enhanced information included in your responses in your future filings, including all of the information provided in response to prior comment 3 describing the company’s incentive programs.

Response:

In response to the Staff’s comment, we respectfully advise that in future filings, we will provide additional and/or enhanced information included in our response to your prior comment 3 and will also include all information provided in our response to prior comment 3 describing the company’s incentive programs to the extent we believe such disclosure would not cause the company competitive harm.

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 943-2754. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (408) 943-4730. Thank you for your assistance.

Sincerely,

/s/ Brad W. Buss
Brad W. Buss
Chief Financial Officer, Executive Vice President, Finance and Administration